UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For 25 August 2016

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)

Form 20-F X   Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes   No X



Taking Golpu up the value curve; application submitted for special mining lease

Johannesburg, Thursday, 25 August 2016: Harmony Gold Mining Company Limited (Harmony) is pleased to announce that an application for a special mining lease for the Wafi-Golpu project was submitted today to the Mineral Resources Authority in Papua New Guinea.

Submission of this application follows reviews of the feasibility study for the Wafi-Golpu project by the boards of directors of both Harmony and Newcrest Mining Limited (Newcrest), Harmony's joint venture partner in the project.

The Golpu porphyry is considered to be a world-class deposit that lends itself to phased development and block cave mining. Once completed, Golpu, which is situated just 65km from Lae, the second largest city in Papua New Guinea, will be the largest underground mine in that country.

Golpu has a JORC-compliant mineral resource of 824Mt at 1.05% copper, 0.70g/t gold, 1.25g/t silver and 90ppm molybdenum.

Work to optimise the outcomes of the feasibility study and to incorporate additional data continues. Further project development will be subject to the granting of the special mining lease, the obtaining of all necessary permits, approvals and agreements and, ultimately, approval by the boards of both Harmony and Newcrest.

The development of the project will contribute to the local and the national economy by creating employment and business development opportunities and by generating benefit streams to landowners and host communities.

"Applying for the special mining lease brings us one step closer to realising more value for Golpu. It confirms our commitment to our gold and copper footprint in PNG", Peter Steenkamp, chief executive officer of Harmony said.

ends

Issued by Harmony Gold Mining Company Limited

For more details contact:

Marian van der Walt
Executive: Corporate and Investor Relations
+27(0) 82 888 1242

Corporate office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T +27 (11) 411 2000

Listing codes:
JSE: HAR
NYSE: HMY

ISIN no:
ZAE000015228

Registration no: 1950/038232/06

Harmony Gold Mining Company Limited (Harmony), a world-class gold mining and exploration company, has operations and assets in South Africa and Papua New Guinea. Harmony, which has more than 60 years' experience in the industry, is the third largest gold producer in South Africa. Our assets include 9 underground mines and 1 open pit operation and several surface sources in South Africa. Our assets in PNG – an open pit mine (Hidden Valley), as well as the significant Golpu project – are held in a joint venture. We also own several exploration tenements, in Papua New Guinea.

The company's primary stock exchange listing is on the JSE with a secondary listing on the New York Stock Exchange. The bulk of our shareholders are in South Africa and the United States. Additional information on the company is available on the corporate website, www.harmony.co.za.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 25, 2015

Harmony Gold Mining Company Limited

By: /s/ Frank Abbott

Name: Frank Abbott
Title: Financial Director